Filed Pursuant to Rule 253(g)(2)
File No. 024-11528

FUNDRISE INCOME eREIT 2019, LLC

SUPPLEMENT NO. 8 DATED DECEMBER 15, 2021
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated July 30, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about December 15, 2021.

Investor Letter sent on or about December 15, 2021

Update

Merger of Income eREITs expected to occur early next year

To improve economies of scale and minimize operating costs, we plan to merge all six of our Income eREITs into a single large income-focused Interval Fund during the first quarter of 2022.

Key takeaways

●	In order to reduce operating costs and improve economies of scale, we are currently working to merge all six of our income-focused eREITs into one large Income Interval Fund.
●	We believe the new Interval Fund structure will enable shareholders to pursue a similar investment objective but with increased liquidity and more diversification.
●	The new Interval Fund will continue to pursue an income return profile and aim to generate strong yields in today’s low interest rate environment, and in particular will look for opportunities to structure income-focused products that fit within our broader macro-driven theses.
●	As an investor today, no action is needed on your part — any shares held in any of our income-focused eREITs at the time of the merger will be automatically converted into new shares of the Fundrise Income Real Estate Fund in an amount equal to the value of those holdings, and will automatically become diversified across all the assets held by the new fund once the merger becomes effective.

As an investor in one or more of our income-focused eREITs, we are writing to inform you of our intention to merge these six funds into one larger Income Interval Fund (the Fundrise Income Real Estate Fund). We have begun the process of making the necessary filings with the SEC and currently expect to complete the merger sometime during the first quarter of 2022.

As with the previous merger of the three eFunds and the merger of the two Growth eREITs which took place in 2020 and 2021, respectively, the purpose of merging these eREITs is to create greater efficiencies, reduce overall operating costs, increase diversification, and ultimately aim to produce stronger potential returns for investors as a result of improved economies of scale.

Moreover, we believe the new Interval Fund structure will enable shareholders to pursue a similar investment objective but with increased liquidity and more diversification. As always, we are constantly working to try and improve the investing experience on Fundrise and view this as just another example of that continuous effort.

Generating income in a low yield market

As you know, the primary goal of these funds to date has been to produce attractive risk-adjusted yields (primarily realized through dividends) via debt and debt-like investments. As a result, we have pursued a variety of strategies focused around structured financing of primarily residential-related assets, with a focus on high growth, supply-constrained markets.

However, as many of our investors are also aware, we have been, and continue to be, in an exceptionally low interest rate environment, making it increasingly more difficult for investors to find reliable, relatively high-yielding investments.

The S&P 500 earnings yield has been below 4% for the entirety of the year, with the dividend yield well below 2% over the same period. Meanwhile, Baa corporate bond yields have come down from 2018 highs north of 5% to approximately 3% today. Starved for yield in traditional public markets, more and more investors have begun looking into alternatives, driving up demand and pushing down returns. We’ve seen the effects of this first-hand, where many of the preferred equity investments we made in 2017-2018 were yielding north of 12% gross, today a similar investment in a similar asset is likely yielding closer to 7%- 9%.

Despite the pervasiveness of low interest rates and negative real inflation-adjusted yields, we believe there are still pockets of opportunity for income-focused strategies, particularly in less mature and less efficient portions of the debt markets relating to some of our broader macroeconomic driven theses, such as the creation of new housing supply.

As always, our goal with this new fund will continue to be generating attractive risk-adjusted returns by executing a diligent and rigorous process underpinned by high-quality real estate fundamentals.

Next steps

Upon completion of the merger, the newly formed and consolidated Income Interval Fund is expected to hold 37 assets with approximately $450 Million of assets under management.1

Again, no action is needed on your part at this time. At the time of the merger, any existing shares you own in any of our income-focused eREITs will be automatically converted into new shares of the scaled-up Fundrise Income Real Estate Fund in an amount equal to the value of your previous holdings.

As always, we greatly appreciate the opportunity to serve you and look forward to continuing to build an even greater experience for each and every one of our investors.

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Frequently asked questions

How will the merger impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT and/or Interval Fund you own shares in at any point during the year. If you own shares in one of the merged eREITs, your last Form-1099 for that fund should be provided to you in your 2022 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January following the applicable tax year.

Will the merger trigger a taxable event?

No, the merger is not considered a taxable event.

How will the merger impact the value of my Fundrise account?

At the time of the merger, you will be issued shares of the newly-merged Fundrise Income Real Estate Fund in an amount equal to the value of your existing shareholdings in Fundrise Income eREIT II, Fundrise Income eREIT III, Fundrise Income eREIT 2019, Fundrise Income eREIT V, Fundrise eREIT XIV, and Fundrise Real Estate Investment Trust. In conjunction with and immediately prior to executing the merger, we will update the net asset value per share (NAV) of all of the eREITs and the new Interval Fund (Fundrise Income Real Estate Fund). To the extent that there is an increase or decrease in the NAV of any of the eREITs in which you are currently invested, you should expect your account value to change accordingly, but your account value should not change as a function of the merger itself.

How will the merger impact the diversification of my Fundrise portfolio?

If you do not currently own all six of the income-focused eREITs (Fundrise Income eREIT II, Fundrise Income eREIT III, Fundrise Income eREIT 2019, Fundrise Income eREIT V, Fundrise eREIT XIV, and Fundrise Real Estate Investment Trust), you will automatically gain diversification across the properties held by the new Interval Fund that you do not currently own as part of your Fundrise portfolio.

Can I redeem my shares prior to the merger?

Yes. Any redemption requests, including outstanding redemption requests submitted prior to December 31, 2021, at 11:59 PM EST, will be processed on approximately January 3, 2022, pursuant to the normal redemption plan. Please note that the standard redemption program, including any applicable early redemption penalties, may apply.

Between January 1, 2022, and the date the merger is consummated, investors will be unable to request a redemption for shares in any of the income-focused eREITs (Fundrise Income eREIT II, Fundrise Income eREIT III, Fundrise Income eREIT 2019, Fundrise Income eREIT V, Fundrise eREIT XIV, and Fundrise Real Estate Investment Trust).

1 These figures are based on portfolio information as of 10/31/2021.